UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

LONGHAI STEEL INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

54304R100
(CUSIP Number)

Shanchun Huang
Wealth Index Capital Group LLC
Suite 3-15-1603, New World Center, Chongwenmen Wai Blvd,
Chongwen District
Beijing 100062, PR China; Zip 100062

copies to:
Louis A. Bevilacqua, Esq.
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, N.W.
Washington, DC 20037-1122
(202) 663-8158
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 54304R100

1.	NAMES OF REPORTING PERSONS
WEALTH INDEX CAPITAL GROUP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
			(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF	7.	SOLE VOTING POWER
SHARES		219,655
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		219,655
PERSON WITH	10.	SHARED DISPOSITIVE POWER
		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
219,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.19%(1)
14.	TYPE OF REPORTING PERSON
CO

(1) A total of 10,050,418 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of February 27, 2012. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 2 of 7 Pages

CUSIP No. 54304R100

1.	NAMES OF REPORTING PERSONS
SHANCHUN HUANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
			(b) [X]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS
PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)
			[ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
PEOPLE’S REPUBLIC OF CHINA
NUMBER OF	7.	SOLE VOTING POWER
SHARES		526,975 (1)
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY		0
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING		526,975
PERSON WITH	10.	SHARED DISPOSITIVE POWER
		0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
526,975
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
			[ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.24% (2)
14.	TYPE OF REPORTING PERSON
IN

(1) Represents 219,655 shares held by Wealth Index Capital Group LLC, a Delaware company, which is beneficially owned and controlled by Mr. Huang, its sole shareholder and officer. Mr. Huang expressly disclaims beneficial ownership of these shares except to the extent of her pecuniary interest therein.

(2) A total of 10,050,418 shares of the Issuer’s common stock are considered to be outstanding, pursuant to SEC Rule 13d-3(d)(1), as of February 27, 2012. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator. Beneficial ownership for purposes of this Statement have been computed in accordance with Rule 13d-3(d)(1) promulgated under the Act.

Page 3 of 7 Pages

CUSIP No. 54304R100

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Longhai Steel Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at No. 1 Jingguang Road, Neiqiu County, Xingtai City, Hebei Province 054000, People’s Republic of China .

Item 2. Identity and Background.

(a) The persons filing this Statement are Mr. Shanchun Huang, a natural person, and Wealth Index Capital Group LLC, a Delaware company ("Wealth Index," and together with Mr. Huang, the "Reporting Persons").

(b) The business address of Mr. Huang and Wealth Index’s principal office are located at Suite 3-15-1603, New World Center, Chongwenmen Wai Blvd, Chongwen District, Beijing 100062, PR China; Zip 100062.

(c) Mr. Huang is the CEO of Wealth Index. Wealth Index is a financial service company and its principal business is financial advisory services. Wealth Index is owned and controlled by Mr. Huang.

(d)-(e) During the last five years, neither Reporting Person has been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Huang is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to that certain financial advisory service agreement, dated April 11, 2008, by and between Xingtai Longhai Iron & Steel (Group) Co. Ltd. (“Xingtai Longhai”) and Wealth Index (the “Financial Advisory Service Agreement”), Wealth Index had received 20% of the total shares of Xingtai Longhai for the financial advisory services provided by Wealth Index.

On March 26, 2010, the Issuer’s predecessor Action Industries, Inc. completed a reverse merger acquisition with Kalington Limited, a Hong Kong company that is the 100% holding company of Xingtai Kalington Consulting Service Co., Ltd. (“Kalington Consulting”), a Chinese company. On March 19, 2010, prior to the reverse acquisition transaction, Kalington Consulting and Xingtai Longhai entered into a series of agreements, the VIE Agreements, pursuant to which Xingtai Longhai became Kalington Consulting’s variable interest entity.

Concurrent with the reverse merger acquisition, Wealth Index and Mr. Huang received the securities covered by this Statement as compensation to its financial advisory services that successfully made Xingtai Longhai a VIE entity of a US public company.

Mr. Huang is the sole shareholder of Wealth Index and may be deemed to be the beneficial owner of the shares held by it. Mr. Huang expressly disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

Page 4 of 7 Pages

CUSIP No. 54304R100

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock reported in this Statement pursuant to the Financial Advisory Service Agreement. The Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a)           For purposes of Rule 13d-3 promulgated under the Exchange Act, Mr. Huang owns and controls the 526,975 shares of the Issuer’s Common Stock, representing 5.24% of the outstanding shares of the Issuer’s Common Stock (based on 10,050,418 shares of Common Stock outstanding as of February 27, 2012).

(b)          Mr. Huang has sole voting and dispositive power over the 219,655 shares of the Issuer’s Common Stock that are directly and beneficially owned by Wealth Index. Mr. Huang has sole voting and dispositive power over additional 307,320 shares of the Issuer’s Common Stock.

(c)           Other than the transactions described Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d)           Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or between any Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Financial Advisory Service Agreement, dated April 11, 2008, by and between Wealth Index and Xingtai Longhai.
Exhibit 2	Joint Filing Agreement between Mr. Shanchun Huang and Wealth Index Capital Group LLC

Page 5 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 21, 2012

WEALTH INDEX CAPITAL GROUP LLC

By: /s/ Shanchun Huang
Name: Shanchun Huang
Title: CEO

By: /s/ Shanchun Huang
Name: Shanchun Huang